UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

April 11, 2016
Date of Report (Date of earliest event reported)

Canadian Pacific Railway Limited
(Exact name of registrant as specified in its charter)

Canada	001-01342	98-0355078
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7550 Ogden Dale Road S.E., Calgary, Alberta,
Canada, T2C 4X9
(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code (403) 319-7000

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒         Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01    OTHER MATTERS

On April 11, 2016, Canadian Pacific Railway Limited (“Canadian Pacific”) issued a news release announcing it has terminated efforts to merge with Norfolk Southern Corp. (“Norfolk Southern”), including the withdrawal of a resolution asking Norfolk Southern shareholders to vote in favour of good-faith negotiations between the two companies. At this time, Canadian Pacific does not intend to solicit proxies for any proposals at Norfolk Southern’s 2016 Annual Meeting of Shareholders (the “NS Annual Meeting”) and does not intend to submit any proxies previously furnished to the persons identified in Canadian Pacific’s definitive proxy statement (the “CP Definitive Proxy”) at the NS Annual Meeting. Canadian Pacific requests that Norfolk Southern shareholders discard the previously distributed green proxy cards and refrain from submitting proxies to the persons identified in the CP Definitive Proxy in respect of the NS Annual Meeting.

ITEM 9.01    Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit Description
Exhibit 99.1	News Release of Canadian Pacific dated April 11, 2016

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 11, 2016

CANADIAN PACIFIC RAILWAY LIMITED

	By:	/s/ Scott Cedergren
		Name:	Scott Cedergren
		Title:	Assistant Corporate Secretary

3

EXHIBIT INDEX

Exhibit No.	Exhibit Description
99.1	News Release of Canadian Pacific dated April 11, 2016

Release:    Immediate     April 11, 2016

Canadian Pacific terminates efforts to merge with Norfolk Southern

Calgary, AB –  Canadian Pacific Railway Ltd. (TSX:CP) (NYSE:CP) today announced that it has terminated efforts to merge with Norfolk Southern Corp. (NS), including the withdrawal of a resolution asking NS shareholders to vote in favour of good-faith negotiations between the two companies. No further financial offers or overtures to meet with the NS board of directors are planned at this time.
CP proposed the creation of a true end-to-end railroad that would enhance competition, ease freight congestion now and into the future, improve service to shippers, better support the economy and generate significant shareholder value for both companies.
“We have long recognized that consolidation is necessary for the North American rail industry to meet the demands of a growing economy, but with no clear path to a friendly merger at this time, we will turn all of our focus and energy to serving our customers and creating long term value for CP shareholders,” said CP CEO E. Hunter Harrison.
CP has a proven approach – precision railroading – that delivers superior results for customers, employees, communities and shareholders. CP will continue to focus on providing the best service, controlling costs, optimizing assets, operating safely and developing the best team of railroaders in the industry.
Forward Looking Statement
This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to the need for change in the rail industry to address shipper concerns, the anticipated results and benefits of an end-to-end solution for shippers and potential future consequences of not addressing current industry issues. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as "financial expectations", "key assumptions", "anticipate", "believe", "expect", "plan", "will", "outlook", "should" or similar words suggesting future outcomes.
Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP's forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the ability of the parties to agree to the terms of a proposed transaction; the ability of the parties to obtain the required regulatory approvals; the ability to recognize the financial and operational benefits of the transaction; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes.  The foregoing list of factors is not exhaustive.
These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Item 1A – Risk Factors” and “Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Forward-Looking Information” in CP’s annual and interim reports on Form

10-K and 10-Q. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
Rule 425 Disclosure and Termination of Solicitation
This announcement is neither an offer to purchase or exchange nor a solicitation of an offer to sell securities. On March 29, 2016, CP filed its definitive proxy statement (the “CP Definitive Proxy”) with the SEC in respect of Norfolk Southern Corporation’s 2016 Annual Meeting of Shareholders (the “NS Annual Meeting”). At this time, CP does not intend to solicit proxies for any proposals at the NS Annual Meeting and does not intend to submit any proxies previously furnished to the persons identified in the CP Definitive Proxy at the NS Annual Meeting. CP requests that Norfolk Southern shareholders discard the previously distributed green proxy cards and refrain from submitting proxies to the persons identified in the CP Definitive Proxy in respect of the NS Annual Meeting. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by CP with the SEC at the SEC's website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from CP at http://www.cpr.ca/en/investors or by directing a request to Canadian Pacific Railway Limited, 7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9, Attention: Office of the Corporate Secretary.
CP and its directors, executive officers and other employees may be deemed to be participants in any solicitation of CP or NS shareholders in connection with the previously proposed transaction. Information about CP’s executive officers and directors is available in CP’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016.
About Canadian Pacific
Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.
Contacts:
Media
Martin Cej
24/7 Media Pager: 855-242-3674
Martin_Cej@cpr.ca

Investment Community
Nadeem Velani
Tel: 403-319-3591
investor@cpr.ca